UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
               |_| Form N-SAR

               For Period Ended: December 31, 1998

               [ ] Transition  Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition  Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:      Hybridon, Inc.
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Former Name if Applicable:    N/A
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Address of Principal Executive Office (Street and Number)

                      155 Fortune Blvd.
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City, State and Zip Code
                      Milford, Massachusetts  01757
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)


      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

      The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 could not be filed within the prescribed time period because certain information relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense. Registrant believes that the subject Annual Report on 10-K will be filed within the prescribed grace period provided for under Rule 12b-25 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.




PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        Monica C. Lord                 (212)                    715-9348
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             (Name)                 (Area Code)            (Telephone Number)


(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
        answer is no, identify report(s).                         |X| Yes |_| No

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(3)     Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                          |X| Yes |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment I

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                                 Hybridon, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     04/01/99             By    /s/ E. Andrews Grinstead, III
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                                        E. Andrews Grinstead, III
                                        Chairmen, President and
                                        Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                                  Attachment I

               The Registrant estimates that its loss from operations for the twelve months ended December 31, 1998, will be approximately $ 26,000,000 as compared with loss from operations of $ 69,461,326 during the twelve months ended December 31, 1997. The Registrant estimates that its net loss for the twelve months ended December 31, 1998, will be approximately $ 17,000,000 as compared with a net loss of $ 69,461,326 during the twelve months ended December 31, 1997. These decreases resulted primarily from implementation of the Company's restructuring plan which was commenced in the second half of 1997.